EXHIBIT 99.77D

Item 77D

Scudder S&P 500 Stock Fund, a series of SCUDDER INVESTORS TRUST

On July 1, 2002, Scudder S&P 500 Stock Fund, a series of Scudder Investors Trust, changed its name-related investment strategy. Prior to July 1, 2002, the Fund's policy stated that the fund pursues its goal by seeking to match as closely as possible, before expenses, the performance of the S&P 500 Index, which emphasizes stocks of large U.S. companies. The fund does this by investing at least 80% of total assets in common stocks included in the Index. The strategy was revised as follows: Under normal circumstances, the fund invests at least 80% of total assets, plus the amount of any borrowings for investment purposes, in common stocks included in the Index.